Exhibit 1

PRESS RELEASE

Gentium Promotes Salvatore Calabrese to Chief Financial Officer

VILLA GUARDIA (COMO), Italy, December 2, 2010 (GLOBE NEWSWIRE) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today announced that Mr. Salvatore Calabrese, Senior Vice President, Finance, has been promoted to Chief Financial Officer effective December 1, 2010. Mr. Calabrese will continue to retain his title as Senior Vice President.

Mr. Calabrese joined the Company in February 2005 as Vice President, Finance and Secretary and was promoted to Senior Vice President, Finance in February 2010. Prior to joining the Company, Mr. Calabrese worked as an Accounting and Finance Manager for Novuspharma S.p.A., a subsidiary of Nasdaq-listed Cell Therapeutics, Inc., that focuses on the discovery and development of cancer drugs.  Prior to working at Novuspharma, Mr. Calabrese was a Manager for PricewaterhouseCoopers, where he was employed for seven years working in Milan, Italy and Boston, MA.

Commenting on the announcement, Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium said, “Mr. Calabrese has exemplified strong leadership and talent in his various roles at the Company. In addition, with his knowledge of the Company’s business and experience in healthcare, finance and business strategy, Mr. Calabrese continues to be a valuable asset to the Company. I look forward to continuing to work with Mr. Calabrese as we move forward on executing our regulatory and commercial strategies and our plan for future growth.”

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
Chief Financial Officer and Senior Vice President
scalabrese@gentium.it

or

The Trout Group
Marcy Nanus, +1 646-378-2927
mnanus@troutgroup.com